NO ACT

DC

PE 1-08-8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040745

Received SEC

FEB 27 2008

Washington, DC 20549

February 27, 2008

Gregg M. Larson
Deputy General Counsel and
Secretary
3M Legal Affairs
Office of General Counsel
3M Company
P.O. Box 33428
St. Paul, MN 55133-3428

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/27/2008

Re: 3M Company
Incoming letter dated January 8, 2008

Dear Mr. Larson:

This is in response to your letters dated January 8, 2008 and February 11, 2008 concerning the shareholder proposal submitted to 3M by Nick Rossi. We also have received letters on the proponent's behalf dated January 9, 2008 and February 12, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Gregg M. Larson
Deputy General Counsel and
Secretary

3M Legal Affairs
Office of General Counsel

P.O. Box 33428
St. Paul, MN 55133 3428 USA
Telephone: 651.733.2204
Facsimile: 651.737.2553
Email: gmlarson@mmm.com

3M

January 8, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, DC 20549
BY EMAIL: cfletters@sec.gov

Re: *3M Company*
Securities Exchange Act of 1934, Rule 14a-8;
Stockholder Proposal Submitted by Nick Rossi

Ladies and Gentlemen:

This letter is to inform you that 3M Company, a Delaware corporation ("3M" or the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders (collectively, the "2008 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from Nick Rossi, who has appointed John Chevedden to act on his behalf (the "Proponent").

In accordance with Rule 14a-8(j) of the Exchange Act, I have (i) enclosed six copies of this letter and its attachments; (ii) concurrently sent copies of this correspondence to the Proponent; and (iii) filed this letter with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before 3M intends to file its definitive 2008 Proxy Materials with the Commission.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

I. THE PROPOSAL

The Proposal is captioned "3 – Special Shareholder Meetings" and states: "RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of a reasonable percentage of our outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law. This proposal favors 10% of our outstanding common stock to call a special shareholder meeting." A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter.

II. BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company's Board of Directors (the "Board") will in the near future consider adoption of an amendment to the Company's Bylaws (the "Current Bylaws") that substantially implements the Proposal (the "Proposed Bylaw Amendment"). Accordingly, we request that the Staff concur with our view that the Proposed Bylaw Amendment substantially implements the Proposal and, thus, that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(10).

III. ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented.

A. Rule 14a-8(i)(10) Background.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of stockholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996); *Nordstrom, Inc.* (avail. Feb. 8, 1995). Moreover, a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998); Exchange Act Release No. 20091 at § II.E.6. (Aug. 16, 1983). The Staff has noted that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the "essential objective" of the proposal have been addressed. *See, e.g., Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *The Talbots, Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

B. The Proposed Bylaw Amendment Substantially Implements the Proposal.

1. Description of Proposed Bylaw Amendment.

The Proposal requests that the holders of a "reasonable percentage" of the Company's outstanding Common Stock have the power to call a special meeting of stockholders, which they are not empowered to do under the Current Bylaws. Rather, under Section 8 of the Current Bylaws, a special meeting of stockholders may be called only by the Chairman of the Board or a majority of the Board.

At the recommendation of management, the Board is expected to act early next month on a proposed amendment to the Current Bylaws to permit stockholders to call a special meeting of stockholders (the "Proposed Bylaw Amendment"). The Proposed Bylaw Amendment would permit stockholders holding, individually or as a group, at least 25% of the Company's outstanding Common Stock to call a special meeting. Under the Proposed Bylaw Amendment, stockholders seeking a special meeting would submit a request to the Company, together with specified information, including a written description of the business to be conducted at the meeting. The Proposed Bylaw Amendment would require the Company to hold a special meeting within ninety (90) days of receiving the request, unless the Board determines that the same business described in the request will be included in an upcoming annual meeting within such ninety (90) days or some stockholders revoke their request and the revocation brings the ownership of the remaining requesting stockholders below 25%. I will notify the Staff after the Board's consideration of the Proposed Bylaw Amendment.

2. Substantial Implementation.

The Proposed Bylaw Amendment substantially implements the Proposal and, accordingly, the Proposal may be excluded from the 2008 Proxy Materials in reliance on Rule 14a-8(i)(10). Specifically, because the Proposed Bylaw Amendment would allow stockholders holding at least 25% of the Company's outstanding Common Stock to call a special meeting of stockholders, it substantially implements the Proposal's request for a bylaw amendment giving a "reasonable percentage" of stockholders the power to call a special meeting.

As noted above, Commission statements and Staff precedent with respect to Rule 14a-8(i)(10) confirm that the standard for exclusion is that a stockholder proposal be substantially implemented, not fully effected. In other words, Rule 14a-8(i)(10) permits exclusion of a stockholder proposal when a company has implemented the essential objective of the proposal, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the stockholder proponent. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). *See also Honeywell International Inc.* (avail. Jan. 31, 2007); *Sun Microsystems, Inc.* (avail. Sept. 12, 2006); *General Motors Corp.* (avail. Apr. 5, 2006); *Tiffany & Co.* (avail. Mar. 14, 2006); *The Boeing Co.* (avail. Mar. 9, 2005); *The Home Depot, Inc.* (avail. Mar. 7, 2005) (each allowing exclusion under Rule 14a-8(i)(10) of a stockholder proposal requesting that any future poison pill be put to a stockholder vote "as soon as possible" or "within 4-months" where the company had a poison pill policy in place that required a stockholder vote on any future poison pill within one year). *See also Schering-Plough Corp.* (avail. Feb. 2, 2006); *Northrop Grumman Corp.* (avail. Mar. 22, 2005); *Southwest Airlines Co.* (avail. Feb. 10, 2005) (each permitting exclusion of a shareholder proposal seeking declassification of the company's board of directors "in the most expeditious manner possible" when the company planned to phase in declassification of the board of directors such that the directors were elected to one-year terms as their current terms expired).

In the instant case, the Proposal requests that the Board amend the "bylaws and any other appropriate governing documents" to give holders of a "reasonable percentage" of the Company's outstanding Common Stock the power to call a special meeting of stockholders. Although the Proposal states that it "favors" 10% of the Company's outstanding Common Stock, the Proposal does not ask the Board to adopt this or any other specific percentage. The Proposal asks only for a percentage that is "reasonable." Thus, the "essential objective" of the Proposal is to vest in a reasonable proportion of the Company's stockholders the power to convene a special meeting.

As noted above, early next month, the Board is expected to act on the Proposed Bylaw Amendment. As also noted above, the Proposed Bylaw Amendment would permit stockholders holding, individually or as a group, at least 25% of the Company's outstanding Common Stock to call a special meeting. The only circumstances in which the special meeting would not occur are if: (1) the Board determines in good faith that the same business proposed for consideration at the special meeting will be included in an upcoming annual meeting within ninety (90) days; or (2) some stockholders seeking to hold the special meeting revoke their request for a meeting and the revocation brings the ownership of the remaining requesting stockholders below 25%.

The Proposed Bylaw Amendment would set a different percentage (25% of the Company's outstanding Common Stock) than the 10% favored by the Proponent. However, a 25% threshold falls well within the boundaries of the "reasonable percentage" that the Proposal seeks. Among the approximately 200 companies in the S&P 500 that allow stockholders to call special meetings, nearly 140 use a 25% or greater threshold, while only about 45 use a 10% threshold. Accordingly, the Proposed Bylaw Amendment is consistent with practice at the majority of other large companies. Moreover, the Staff previously has granted no-action relief on substantial implementation grounds in circumstances where company boards of directors exercised discretion in determining how to implement the subject matter of a stockholder proposal. *See, e.g., The Boeing Co.* (avail. Mar. 15, 2006); *Borders Group, Inc.* (avail. Mar. 9, 2006); *Bristol-Myers Squibb Co.* (avail. Mar. 9, 2006); *Electronic Data Systems Corp.* (avail. Mar. 9, 2006); *The Home Depot, Inc.* (avail. Mar. 9, 2006); *Honeywell International, Inc.* (avail. Mar. 8, 2006) (each permitting exclusion of a stockholder proposal asking the board to redeem poison pills not submitted to a stockholder vote, through a charter or bylaw amendment "if practicable," where the board determined that the best means to implement the proposal was by adopting a policy rather than amending the charter or bylaws). In this regard, the Proposed Bylaw Amendment, if approved by the Board, would reflect the Board's conclusion, based on the exercise of its discretion and the application of its business judgment, that 25% of the Company's outstanding Common Stock represents "a reasonable percentage" of the Company's stockholders for purposes of calling a special meeting.

Thus, the Proposed Bylaw Amendment implements the essential objective of the Proposal by allowing the holders of a reasonable percentage of the Company's outstanding Common Stock to call a special meeting of stockholders, which the Current Bylaws do not empower stockholders to do. Accordingly, for the reasons set forth above the Company believes that the Proposed Bylaw Amendment substantially implements the Proposal and that the Proposal may therefore be excluded from the Company's 2008 Proxy Materials under Rule 14a-8(i)(10).

C. Supplemental Notification Following Board Action.

We submit this no-action request at this time to address the timing requirements of Rule 14a-8. We will supplementally notify the Staff after Board consideration of the Proposed Bylaw Amendment. The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) where a company intends to omit a stockholder proposal on the grounds that the board of directors is expected to take certain action that will substantially implement the proposal, and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g., The Dow Chemical Co.* (avail. Feb. 26, 2007); *Johnson & Johnson* (avail. Feb. 13, 2006); *General Motors Corp.* (avail. Mar. 3, 2004); *Intel Corp.* (avail Mar. 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action).

CONCLUSION

Based upon the foregoing analysis, we believe that the Proposed Bylaw Amendment (assuming adoption) substantially implements the Proposal and therefore the Proposal is excludable under Rule 14a-8(i)(10). Thus, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials in reliance on Rule 14a-8(i)(10). I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If I can be of any further assistance in this matter, please do not hesitate to call me at 651-733-2204.

Sincerely,

Gregg M. Larson

cc: Nick Rossi
John Chevedden

Nick Rossi
P.O Box 249
Boonville, CA 95415-0249

Mr. George W. Buckley
Chairman
3M Company (MMM)
3M Center
St. Paul MN 55144

Rule 14a-8 Proposal

Dear Mr. Buckley,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company efficiency and cost savings please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Nick Rossi 10/5/07

cc: Gregg M. Larson <gmlarson@mmm.com>
Corporate Secretary
PH: 651 733-1110
FX: 651 733-9973
FX: 651-737-3061
PH: 651-733-2204
FX: 651-737-2553

FILE COPY

[MMM: Rule 14a-8 Proposal, November 5, 2007]

3 – Special Shareholder Meetings

RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of a reasonable percentage of our outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law. This proposal favors 10% of our outstanding common stock to call a special shareholder meeting.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important regarding a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Fidelity and Vanguard support a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor this right.

Eighteen (18) proposals on this topic averaged 56%-support in 2007 – including 74%-support at Honeywell (HON) according to RiskMetrics (formerly Institutional Shareholder Services)..

The merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were reported:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  - "D" overall.
  - "High Governance Risk Assessment."
  - "High Concern" in Executive Pay.
- Ms. Peters, with 17-years tenure on our board, had the most director tenure on the Merrill Lynch (MER) board which appears to have been surprised by an $8 billion loss.
- Ms. Peters was also on the Merrill Lynch executive pay committees as the Merrill Lynch CEO, Mr. O'Neal, exited with $161 million.
- Mr. Coffman and Mr. Farrell were each designated as a "Problem Director."
  1) Mr. Coffman – due to his service on the Bristol-Myers Squibb board. Bristol-Myers settled a SEC suit charging substantial accounting fraud and Mr. Coffman chaired the Bristol-Myers' audit committee during the period in question.
  2) Mr. Farrell due to his board service at UAL Corporation, which filed under Chapter 11 Bankruptcy.

Additionally:

- Five directors were designated "Accelerated Vesting" directors by The Corporate Library– due to a director's involvement with a board that accelerated stock option vesting to avoid recognizing the corresponding expense:
  - Ms. Peters
  - Ms. Alvarado
  - Mr. Morison
  - Mr. Buckley

Mr. Henkel
- We had no Independent Chairman – Independence concern.
- We had no shareholder right to:
  1) Cumulative voting.
  2) To act by written consent.
  3) To call a special meeting.

The above concerns shows there is room for improvement and reinforces the reason to take one step forward now and encourage our board to adopt higher standards:

Special Shareholder Meetings –
Yes on 3

Notes:
Nick Rossi, P.O. Box 249. Boonville, Calif. 95415 sponsors this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Gregg M. Larson
Deputy General Counsel and
Secretary

3M Legal Affairs
Office of General Counsel

P.O. Box 33428
St. Paul, MN 55133-3428 USA
Phone: (651) 733-2204
Fax: (651) 737-2553
Email: gmlarson@mmm.com

November 8, 2007

John Chevedden
Olmsted7p@earthlink.net

I received a copy of Nick Rossi's facsimile to Mr. George Buckley regarding a proposal for inclusion in 3M's proxy statement in connection with the 2008 annual meeting. Please send all future shareholder communications directly to my attention at the above address.

Under the rules of the Securities and Exchange Commission, in order to be eligible to submit a proposal for inclusion in 3M's proxy statement, Mr. Rossi must have continuously held at least $2,000 in market value for at least one year by the date he submitted his proposal, and he must continue to hold those securities through the date of the annual shareholders' meeting.

Because Mr. Rossi is not a registered shareholder, please submit a letter from the brokerage firm identifying who is the record holder and verifying that at the time Mr. Rossi submitted his proposal he continuously held his 3M shares for at least one year. As of the date of this letter, we have not received the written statement from the record holder as required by the SEC rules. Your response correcting these deficiencies must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. Failure to provide the information required by the SEC rules within this 14-day time frame will allow 3M to exclude the proposal from its proxy statement. After receiving proof of ownership, we will provide our position on the proposal.

Please contact me if you have any questions.

Sincerely,

Gregg M. Larson

Gregg M. Larson

3558 Round Barn Blvd
Suite 201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1000
fax 707 524 1099

Morgan Stanley

November 16, 2007

Nick Rossi
PO Box 249
Boonville, CA 95415

To: Nick Rossi

All quantities continue to be held without interruption in Nick Rossi's account as of the date of this letter.

Nick Rossi deposited the following certificates to his Morgan Stanley transfer on death account (122-020137-070) on the respective dates:

May 16, 2002
120 shares Electronic Data Systems Corp. bought and additional 380 shares on 3-5-2003, now owns 500 shares
1,000 shares Hubbell Inc A
1,000 shares Genuine Parts Co.
525 shares General Motors Corp.
500 shares Behlehem Steel Corp. (journal out)
1,000 Baker Hughes Inc.
1,427 shares Chevron Corp.
-2 for 1 split 9/10/04-now owns 2,854 shares
1,652 shares Fortune Brands Inc., received 388 ACCO Brands Corp. – spun off from Fortune Brands on 8-16-2005
1,652 shares Gallaher Group PLC ADR, company bought out, eliminated this holding
419 shares Delphi Corp, bough additional 581 shares on 3-16-2005, now owns 1,000 shares
452 shares Bank of America Corp. bought an additional 248 shares on 11-25-2003
-2 for 1 split 8-27-2004 now owns 1,400 shares

May 22, 2002
2,000 shares Cedar Fair LP Dep Units
1,683 shares Daimler-Chrysler AG

July 9, 2002
1,000 shares UST Inc.
1,000 shares Teppco Partners LP
2,000 shares Service Corp. Intl
800 shares Maytag Corp, bought by Whirlpool Corp. 4-4-2006, now owns 95 shares Whirlpool Corp
3,120 shares Kimberly Clark Corp, sold 120 shares on 11-25-2003, now owns 3,000 shares
1,000 shares UIL Holdings Corp., 5 for 3 split on 7-3-2006
-Now owns 1,666 shares
1,000 shares Plum Creek Timber Co. Inc. REI
600 shares 3M Company (split 9-29-2003)
1,000 shares Terra Nitrogen Co LP Com Unit
1,000 shares UGI Corp. New, 3 for 2 split 4-1-2003, received 1,500 shares UGI 5-24-2005 for 2 for 1 split
-Now owns 3,000 shares
580 shares Scottish Power PLC ADR, reorganization received .793 for 1, owned 460 shares Scottish Power PLC, purchased by Iberdrola, now owns 347 Iberdrola SA Spon ADR

MMM-NK
Post-it® Fax Note 7671

Date	# of pages ▸
To Gregory Larson	From Jil Chadd...
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 651-737-2553	Fax #

500 shares PG&E Corp.
1,000 shares Unilever PLC (New) ADS, 5-24-2006 9 for 5 split
Now owns 1,800 shares Unilever PLC (New) ADS
7,595 shares ServiceMaster Co., company was purchased for cash, eliminating position
1,054 shares SBC communications, renamed AT&T
90 shares Neenah Paper Inc. Spun off from Kimberly Clark 11-30-2004

August 15, 2002
300 shares Marathon Oil Co. 6/18/07 stock split 2 for 1 split, now owns 600 shares

On May 23, 2002 Nick journal into the same account the following:
200 shares Safeway Inc. Com. New
10,000 par value USG Bond 8.50% due 8-1-2005, sold 6-10-2004, eliminated this holding
1,000 shares Bristol Myers Squibb Co., 500 shares Bristol Myers Squibb Co. was purchased on May 21, 2003. 500 shares Bristol Myers Squibb Co. was purchased April 21, 2004.
1000 shares of Bristol Myers Squibb Co. purchased 8/2/07, sold 1000 shares of Bristol Myers Squibb Co sold 9/19/07, now owns 2,000 shares of Bristol Myers Squibb Co.

The following deposits and/or purchases as noted were made:

Aegon NV ADR
Deposited 5-16-2002: 1,436 shares
Reinvested Dividends 5-13-2003: 57 shares
Reinvested Dividends 9-23-2005: 29 shares
Reinvested Dividends 9-21-2006: 24 shares
Reinvested Dividends 5-4-2007: 24 shares
Reinvested Dividends 9-14-2007: 33 shares
-Now owns 1,608 shares
500 shares of Merck & Co. purchased 10-5-2004
1,000 shares Schering Plough, 500 shares purchased 10-4-2002 and 500 shares purchased 3-6-2003
1,000 shares Dynegy Inc. (Holding Co.) Class A purchased 12-10-2004, Now Dynegy Inc Del Class A
800 shares Safeway Inc. Com. New purchased 1-6-2005
500 shares Pfizer Inc. purchased 1-18-2005
500 shares HSBC Holdings PLC Spon ADR New purchased 3-28-2005, additional 500 shares purchased on 4-21-2005
-Now owns 1,000 shares

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,

David Lawrence
Financial Advisor

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 9, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 3M Company (MMM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
Nick Rossi

Ladies and Gentlemen:

Regarding the company January 8, 2008 no action request, the text of the Rule 14a-8 proposal states:

> RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of a reasonable percentage of our outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law. This proposal favors 10% of our outstanding common stock to call a special shareholder meeting.

This proposal considers 10% a reasonable percentage, yet the company claims that 25% is close enough to 10%.

This proposal does not call for any exceptions. Yet the company adds potentially crippling exceptions. This includes allowing the Board to use its supposedly good faith to claim the loophole that the same business will be included in some however vague manner in an upcoming annual meeting. No methodology is given for the board to make such a determination. Plus there is no guideline given on what would constitute the minimum level for such an item of business to be considered included in an upcoming annual meeting. Does this mean that it can be satisfied by the Chairman setting aside 3-minutes to answer questions on an issue?

Additionally, the board includes another loophole to avoid a special meeting by giving itself the unlimited power to lobby shareholders to revoke their request for a special meeting.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi

Gregg M. Larson <gmlarson@mmm.com>
Corporate Secretary

Gregg M. Larson
Deputy General Counsel and
Secretary

3M Legal Affairs
Office of General Counsel

P.O. Box 33428
St. Paul, MN 55133-3428 USA
Phone: (651) 733-2204
Fax: (651) 737-2553
Email: gmlarson@mmm.com

February 11, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549
BY EMAIL: cfletters@sec.gov

RECEIVED
2008 FEB 12 PM 12: 44
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: *Supplemental Letter Regarding Shareholder Proposal of Nick Rossi*
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On January 8, 2008, I submitted a letter (the "No-Action Request") on behalf of 3M Company, a Delaware corporation (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") that the Company intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Nick Rossi, who has appointed John Chevedden to be his representative for all issues pertaining to the Proposal (the "Proponent"). The Proposal requests that the Company's Board of Directors (the "Board") amend the "bylaws and any other appropriate governing documents to give holders of a reasonable percentage of our outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law." A copy of the No-Action Request, including the Proposal text, is attached hereto as Exhibit A.

BASIS FOR SUPPLEMENTAL LETTER

The No-Action Request indicated our belief that the Proposal may be excluded from the 2008 Proxy Materials because the Board would be considering an amendment to the Company's Bylaws that would substantially implement the Proposal. I wanted to confirm that, on February 11, 2008, the Board approved an amendment to Section 8 of the Company's Bylaws to allow the holders of at least 25% of the Company's outstanding shares of stock to cause the Board to call a special meeting of shareholders (the "Bylaw Amendment"). The Bylaw Amendment was filed with the Securities and Exchange Commission (the "Commission") as an exhibit to the Current Report on Form 8-K on February 11, 2008, a copy of which is attached hereto as Exhibit B.

ANALYSIS

As discussed in more detail in the No-Action Request, Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. Under Rule 14a-8(i)(10), substantial implementation requires that a company's actions satisfactorily address the essential objective of the proposal. *See, e.g., The Kroger Co.* (avail. Apr. 11, 2007); *General Motors Corp.* (avail. Apr. 5, 2006); *Lowe's Cos., Inc.* (avail. Mar. 21, 2005).

The Bylaw Amendment substantially implements the Proposal and, accordingly, the Proposal may be excluded from the 2008 Proxy Materials in reliance on Rule 14a-8(i)(10). Specifically, the Bylaw Amendment provides that a special meeting of shareholders shall be called by the Board upon the request of the holders of at least 25% of the outstanding shares of stock of the Company entitled to vote. *See* Exhibit B. The Proposal requests that the Board amend the Company's "bylaws and any other appropriate governing documents to give holders of a reasonable percentage" of the Company's outstanding common stock the power to call a special shareholder meeting. Although the Proposal states that it "favors" 10% of the Company's outstanding common stock, the Proposal does not ask the Board to adopt this or any other specific percentage. The Proposal asks only for a percentage that is "reasonable." Thus, the essential objective of the Proposal is to vest in a reasonable proportion of the Company's shareholders the power to cause a special meeting of shareholders to be held. Consequently, the Bylaw Amendment substantially implements the essential objective of the Proposal by permitting the holders of at least 25% of the Company's outstanding shares of stock to cause a special meeting of the shareholders to be held. The 25% threshold falls well within the boundaries of the "reasonable percentage" that the Proposal seeks.

The Bylaw Amendment provides a limited circumstance under which the Board will not call a special meeting of shareholders—when the Board in good faith determines that the specific business requested to be addressed at the proposed special meeting will be addressed at an upcoming annual meeting to be held within 90 days of receipt by the Secretary of the request for the special meeting. This narrow circumstance was included in the Bylaw Amendment to avoid the costs and burdens on the Company and its shareholders associated with holding a special meeting to consider the same specific business that is about to be considered (within 90 days) at an annual meeting and to allow the Company the time necessary to arrange for a special meeting (e.g., preparing and mailing proxy materials). The Board, in adherence to its fiduciary responsibilities to the Company's shareholders, is responsible for conserving Company resources and costs when possible and for seeing that shareholders receive full and fair disclosure concerning matters to be considered at a shareholders' meeting.

This narrow circumstance also avoids asking shareholders to consider repeatedly the same specific business within a short span of time (specifically, 90 days). The Commission, in adopting various substantive bases for the exclusion of shareholder proposals, has noted similar concerns with shareholders having to consider the same issues repeatedly. For example, the Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management . . . ." Exchange Act Release No. 12598 (July 7, 1976) (the "1976 Release"). The Commission offered a similar reason for adopting Rule 14a-8(i)(11), which allows the exclusion of a proposal that "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." In the 1976 Release, the Commission noted that the purpose of the exclusion was to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals . . . ." Similarly, the Company's Board is seeking to avoid asking shareholders to consider the same specific business at a special meeting of shareholders that will be addressed at an upcoming annual meeting within the next 90 days.

CONCLUSION

Based on the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials for the reasons set forth above.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this supplemental letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this supplemental letter and its attachments is being mailed on this date to the Proponent. The Company hereby agrees to promptly forward to the Proponent any Staff response to this supplemental letter that the Staff transmits by facsimile to the Company only.

I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If I can provide any additional information or be of any further assistance in this matter, please do not hesitate to call me at 651-733-2204.

Sincerely,

Gregg M. Larson

Enclosures

cc: Nick Rossi
John Chevedden

EXHIBIT A

Gregg M. Larson
Deputy General Counsel and
Secretary

3M Legal Affairs
Office of General Counsel

P.O. Box 33428
St. Paul, MN 55133 3428 USA
Telephone: 651.733.2204
Facsimile: 651.737.2553
Email: gmlarson@mmm.com

January 8, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, DC 20549
BY EMAIL: cfletters@sec.gov

Re: *3M Company*
Securities Exchange Act of 1934, Rule 14a-8;
Stockholder Proposal Submitted by Nick Rossi

Ladies and Gentlemen:

This letter is to inform you that 3M Company, a Delaware corporation ("3M" or the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders (collectively, the "2008 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from Nick Rossi, who has appointed John Chevedden to act on his behalf (the "Proponent").

In accordance with Rule 14a-8(j) of the Exchange Act, I have (i) enclosed six copies of this letter and its attachments; (ii) concurrently sent copies of this correspondence to the Proponent; and (iii) filed this letter with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before 3M intends to file its definitive 2008 Proxy Materials with the Commission.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

I. THE PROPOSAL

The Proposal is captioned "3 – Special Shareholder Meetings" and states: "RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of a reasonable percentage of our outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law. This proposal favors 10% of our outstanding common stock to call a special shareholder meeting." A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter.

II. BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company's Board of Directors (the "Board") will in the near future consider adoption of an amendment to the Company's Bylaws (the "Current Bylaws") that substantially implements the Proposal (the "Proposed Bylaw Amendment"). Accordingly, we request that the Staff concur with our view that the Proposed Bylaw Amendment substantially implements the Proposal and, thus, that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(10).

III. ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented.

A. Rule 14a-8(i)(10) Background.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of stockholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996); *Nordstrom, Inc.* (avail. Feb. 8, 1995). Moreover, a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998); Exchange Act Release No. 20091 at § II.E.6. (Aug. 16, 1983). The Staff has noted that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the "essential objective" of the proposal have been addressed. *See, e.g., Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *The Talbots, Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

B. The Proposed Bylaw Amendment Substantially Implements the Proposal.

1. Description of Proposed Bylaw Amendment.

The Proposal requests that the holders of a "reasonable percentage" of the Company's outstanding Common Stock have the power to call a special meeting of stockholders, which they are not empowered to do under the Current Bylaws. Rather, under Section 8 of the Current Bylaws, a special meeting of stockholders may be called only by the Chairman of the Board or a majority of the Board.

At the recommendation of management, the Board is expected to act early next month on a proposed amendment to the Current Bylaws to permit stockholders to call a special meeting of stockholders (the "Proposed Bylaw Amendment"). The Proposed Bylaw Amendment would permit stockholders holding, individually or as a group, at least 25% of the Company's outstanding Common Stock to call a special meeting. Under the Proposed Bylaw Amendment, stockholders seeking a special meeting would submit a request to the Company, together with specified information, including a written description of the business to be conducted at the meeting. The Proposed Bylaw Amendment would require the Company to hold a special meeting within ninety (90) days of receiving the request, unless the Board determines that the same business described in the request will be included in an upcoming annual meeting within such ninety (90) days or some stockholders revoke their request and the revocation brings the ownership of the remaining requesting stockholders below 25%. I will notify the Staff after the Board's consideration of the Proposed Bylaw Amendment.

2. Substantial Implementation.

The Proposed Bylaw Amendment substantially implements the Proposal and, accordingly, the Proposal may be excluded from the 2008 Proxy Materials in reliance on Rule 14a-8(i)(10). Specifically, because the Proposed Bylaw Amendment would allow stockholders holding at least 25% of the Company's outstanding Common Stock to call a special meeting of stockholders, it substantially implements the Proposal's request for a bylaw amendment giving a "reasonable percentage" of stockholders the power to call a special meeting.

As noted above, Commission statements and Staff precedent with respect to Rule 14a-8(i)(10) confirm that the standard for exclusion is that a stockholder proposal be substantially implemented, not fully effected. In other words, Rule 14a-8(i)(10) permits exclusion of a stockholder proposal when a company has implemented the essential objective of the proposal, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the stockholder proponent. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). *See also Honeywell International Inc.* (avail. Jan. 31, 2007); *Sun Microsystems, Inc.* (avail. Sept. 12, 2006); *General Motors Corp.* (avail. Apr. 5, 2006); *Tiffany & Co.* (avail. Mar. 14, 2006); *The Boeing Co.* (avail. Mar. 9, 2005); *The Home Depot, Inc.* (avail. Mar. 7, 2005) (each allowing exclusion under Rule 14a-8(i)(10) of a stockholder proposal requesting that any future poison pill be put to a stockholder vote "as soon as possible" or "within 4-months" where the company had a poison pill policy in place that required a stockholder vote on any future poison pill within one year). *See also Schering-Plough Corp.* (avail. Feb. 2, 2006); *Northrop Grumman Corp.* (avail. Mar. 22, 2005); *Southwest Airlines Co.* (avail. Feb. 10, 2005) (each permitting exclusion of a shareholder proposal seeking declassification of the company's board of directors "in the most expeditious manner possible" when the company planned to phase in declassification of the board of directors such that the directors were elected to one-year terms as their current terms expired).

In the instant case, the Proposal requests that the Board amend the "bylaws and any other appropriate governing documents" to give holders of a "reasonable percentage" of the Company's outstanding Common Stock the power to call a special meeting of stockholders. Although the Proposal states that it "favors" 10% of the Company's outstanding Common Stock, the Proposal does not ask the Board to adopt this or any other specific percentage. The Proposal asks only for a percentage that is "reasonable." Thus, the "essential objective" of the Proposal is to vest in a reasonable proportion of the Company's stockholders the power to convene a special meeting.

As noted above, early next month, the Board is expected to act on the Proposed Bylaw Amendment. As also noted above, the Proposed Bylaw Amendment would permit stockholders holding, individually or as a group, at least 25% of the Company's outstanding Common Stock to call a special meeting. The only circumstances in which the special meeting would not occur are if: (1) the Board determines in good faith that the same business proposed for consideration at the special meeting will be included in an upcoming annual meeting within ninety (90) days; or (2) some stockholders seeking to hold the special meeting revoke their request for a meeting and the revocation brings the ownership of the remaining requesting stockholders below 25%.

The Proposed Bylaw Amendment would set a different percentage (25% of the Company's outstanding Common Stock) than the 10% favored by the Proponent. However, a 25% threshold falls well within the boundaries of the "reasonable percentage" that the Proposal seeks. Among the approximately 200 companies in the S&P 500 that allow stockholders to call special meetings, nearly 140 use a 25% or greater threshold, while only about 45 use a 10% threshold. Accordingly, the Proposed Bylaw Amendment is consistent with practice at the majority of other large companies. Moreover, the Staff previously has granted no-action relief on substantial implementation grounds in circumstances where company boards of directors exercised discretion in determining how to implement the subject matter of a stockholder proposal. *See, e.g., The Boeing Co.* (avail. Mar. 15, 2006); *Borders Group, Inc.* (avail. Mar. 9, 2006); *Bristol-Myers Squibb Co.* (avail. Mar. 9, 2006); *Electronic Data Systems Corp.* (avail. Mar. 9, 2006); *The Home Depot, Inc.* (avail. Mar. 9, 2006); *Honeywell International, Inc.* (avail. Mar. 8, 2006) (each permitting exclusion of a stockholder proposal asking the board to redeem poison pills not submitted to a stockholder vote, through a charter or bylaw amendment "if practicable," where the board determined that the best means to implement the proposal was by adopting a policy rather than amending the charter or bylaws). In this regard, the Proposed Bylaw Amendment, if approved by the Board, would reflect the Board's conclusion, based on the exercise of its discretion and the application of its business judgment, that 25% of the Company's outstanding Common Stock represents "a reasonable percentage" of the Company's stockholders for purposes of calling a special meeting.

Thus, the Proposed Bylaw Amendment implements the essential objective of the Proposal by allowing the holders of a reasonable percentage of the Company's outstanding Common Stock to call a special meeting of stockholders, which the Current Bylaws do not empower stockholders to do. Accordingly, for the reasons set forth above the Company believes that the Proposed Bylaw Amendment substantially implements the Proposal and that the Proposal may therefore be excluded from the Company's 2008 Proxy Materials under Rule 14a-8(i)(10).

C. Supplemental Notification Following Board Action.

We submit this no-action request at this time to address the timing requirements of Rule 14a-8. We will supplementally notify the Staff after Board consideration of the Proposed Bylaw Amendment. The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) where a company intends to omit a stockholder proposal on the grounds that the board of directors is expected to take certain action that will substantially implement the proposal, and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g., The Dow Chemical Co.* (avail. Feb. 26, 2007); *Johnson & Johnson* (avail. Feb. 13, 2006); *General Motors Corp.* (avail. Mar. 3, 2004); *Intel Corp.* (avail Mar. 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action).

CONCLUSION

Based upon the foregoing analysis, we believe that the Proposed Bylaw Amendment (assuming adoption) substantially implements the Proposal and therefore the Proposal is excludable under Rule 14a-8(i)(10). Thus, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials in reliance on Rule 14a-8(i)(10). I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If I can be of any further assistance in this matter, please do not hesitate to call me at 651-733-2204.

Sincerely,

Gregg M. Larson

cc: Nick Rossi
John Chevedden

Nick Rossi
P.O Box 249
Boonville, CA 95415-0249

Mr. George W. Buckley
Chairman
3M Company (MMM)
3M Center
St. Paul MN 55144

Rule 14a-8 Proposal

Dear Mr. Buckley,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company efficiency and cost savings please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Nick Rossi 10/5/07

cc: Gregg M. Larson <gmlarson@mmm.com>
Corporate Secretary
PH: 651 733-1110
FX: 651 733-9973
FX: 651-737-3061
PH: 651-733-2204
FX: 651-737-2553

[MMM: Rule 14a-8 Proposal, November 5, 2007]

3 – Special Shareholder Meetings

RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of a reasonable percentage of our outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law. This proposal favors 10% of our outstanding common stock to call a special shareholder meeting.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important regarding a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Fidelity and Vanguard support a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor this right.

Eighteen (18) proposals on this topic averaged 56%-support in 2007 – including 74%-support at Honeywell (HON) according to RiskMetrics (formerly Institutional Shareholder Services)..

The merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were reported:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  - "D" overall.
  - "High Governance Risk Assessment."
  - "High Concern" in Executive Pay.
- Ms. Peters, with 17-years tenure on our board, had the most director tenure on the Merrill Lynch (MER) board which appears to have been surprised by an $8 billion loss.
- Ms. Peters was also on the Merrill Lynch executive pay committees as the Merrill Lynch CEO, Mr. O'Neal, exited with $161 million.
- Mr. Coffman and Mr. Farrell were each designated as a "Problem Director."
  1) Mr. Coffman – due to his service on the Bristol-Myers Squibb board. Bristol-Myers settled a SEC suit charging substantial accounting fraud and Mr. Coffman chaired the Bristol-Myers' audit committee during the period in question.
  2) Mr. Farrell due to his board service at UAL Corporation, which filed under Chapter 11 Bankruptcy.

Additionally:

- Five directors were designated "Accelerated Vesting" directors by The Corporate Library– due to a director's involvement with a board that accelerated stock option vesting to avoid recognizing the corresponding expense:
  - Ms. Peters
  - Ms. Alvarado
  - Mr. Morison
  - Mr. Buckley

Mr. Henkel

- We had no Independent Chairman – Independence concern.
- We had no shareholder right to:
  1) Cumulative voting.
  2) To act by written consent.
  3) To call a special meeting.

The above concerns shows there is room for improvement and reinforces the reason to take one step forward now and encourage our board to adopt higher standards:

Special Shareholder Meetings –
Yes on 3

Notes:
Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsors this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Gregg M. Larson
Deputy General Counsel and
Secretary

3M Legal Affairs
Office of General Counsel

P.O. Box 33428
St. Paul, MN 55133-3428 USA
Phone: (651) 733-2204
Fax: (651) 737-2553
Email: gmlarson@mmm.com

3M

November 8, 2007

John Chevedden
Olmsted7p@earthlink.net

I received a copy of Nick Rossi's facsimile to Mr. George Buckley regarding a proposal for inclusion in 3M's proxy statement in connection with the 2008 annual meeting. Please send all future shareholder communications directly to my attention at the above address.

Under the rules of the Securities and Exchange Commission, in order to be eligible to submit a proposal for inclusion in 3M's proxy statement, Mr. Rossi must have continuously held at least $2,000 in market value for at least one year by the date he submitted his proposal, and he must continue to hold those securities through the date of the annual shareholders' meeting.

Because Mr. Rossi is not a registered shareholder, please submit a letter from the brokerage firm identifying who is the record holder and verifying that at the time Mr. Rossi submitted his proposal he continuously held his 3M shares for at least one year. As of the date of this letter, we have not received the written statement from the record holder as required by the SEC rules. Your response correcting these deficiencies must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. Failure to provide the information required by the SEC rules within this 14-day time frame will allow 3M to exclude the proposal from its proxy statement. After receiving proof of ownership, we will provide our position on the proposal.

Please contact me if you have any questions.

Sincerely,

Gregg M. Larson

Gregg M. Larson

5558 Round Barn Blvd
Suite 201
Santa Rosa, CA 95405

toll-free 800 827 2655
direct 707 524 1000
fax 707 524 1099

Morgan Stanley

November 16, 2007

Nick Rossi
PO Box 249
Boonville, CA 95415

To: Nick Rossi

All quantities continue to be held without interruption in Nick Rossi's account as of the date of this letter.

Nick Rossi deposited the following certificates to his Morgan Stanley transfer on death account (122-020137-070) on the respective dates:

May 16, 2002
120 shares Electronic Data Systems Corp. bought and additional 380 shares on 3-5-2003, now owns 500 shares
1,000 shares Hubbell Inc A
1,000 shares Genuine Parts Co.
525 shares General Motors Corp.
500 shares Behlehem Steel Corp. (journal out)
1,000 Baker Hughes Inc.
1,427 shares Chevron Corp.
-2 for 1 split 9/10/04-now owns 2,854 shares
1,652 shares Fortune Brands Inc., received 388 ACCO Brands Corp. – spun off from Fortune Brands on 8-16-2005
1,652 shares Gallaher Group PLC ADR, company bought out, eliminated this holding
419 shares Delphi Corp. bough additional 581 shares on 3-16-2005, now owns 1,000 shares
452 shares Bank of America Corp. bought an additional 248 shares on 11-25-2003
-2 for 1 split 8-27-2004 now owns 1,400 shares

May 22, 2002
2,000 shares Cedar Fair LP Dep Units
1,683 shares Daimler-Chrysler AG

July 9, 2002
1,000 shares UST Inc.
1,000 shares Teppco Partners LP
2,000 shares Service Corp. Intl
800 shares Maytag Corp, bought by Whirlpool Corp. 4-4-2006, now owns 95 shares Whirlpool Corp
3,120 shares Kimberly Clark Corp, sold 120 shares on 11-25-2003, now owns 3,000 shares
1,000 shares UIL Holdings Corp., 5 for 3 split on 7-3-2006
-Now owns 1,666 shares
1,000 shares Plum Creek Timber Co. Inc. REI
600 shares 3M Company (split 9-29-2003)
1,000 shares Terra Nitrogen Co LP Com Unit
1,000 shares UGI Corp. New, 3 for 2 split 4-1-2003, received 1,500 shares UGI 5-24-2005 for 2 for 1 split
-Now owns 3,000 shares
560 shares Scottish Power PLC ADR, reorganization received .793 for 1, owned 460 shares Scottish Power PLC, purchased by Iberdrola, now owns 347 Iberdrola SA Spon ADR

MMM-NK

Post-it® Fax Note 7671	Date	# of pages ▶
To Gregg Larson	From Jil Chen	
Co./Dept.	Co.	
Phone #	Phone # 310-371-7872	
Fax # 651-737-7553	Fax #	

600 shares PG&E Corp.
1,000 shares Unilever PLC (New) ADS, 5-24-2006 9 for 5 split
Now owns 1,800 shares Unilever PLC (New) ADS
7,593 shares ServiceMaster Co., company was purchased for cash, eliminating position
1,054 shares SBC communications, renamed AT&T
90 shares Neenan Paper Inc. Spun off from Kimberly Clark 11-30-2004

August 15, 2002
300 shares Marathon Oil Co. 6/18/07 stock split 2 for 1 split, now owns 600 shares

On May 23, 2002 Nick journal into the same account the following:
200 shares Safeway Inc. Com. New
10,000 par value USG Bond 8.50% due 8-1-2005, sold 6-10-2004, eliminated this holding
1,000 shares Bristol Myers Squibb Co., 500 shares Bristol Myers Squibb Co. was purchased on May 21, 2003. 500 shares Bristol Myers Squibb Co. was purchased April 21, 2004.
1000 shares of Bristol Myers Squibb Co. purchased 8/2/07, sold 1000 shares of Bristol Myers Squibb Co sold 9/19/07, now owns 2,000 shares of Bristol Myers Squibb Co.

The following deposits and/or purchases as noted were made:

Aegon NV ADR
Deposited 5-16-2002: 1,436 shares
Reinvested Dividends 5-13-2003: 57 shares
Reinvested Dividends 9-23-2005: 29 shares
Reinvested Dividends 9-21-2006: 24 shares
Reinvested Dividends 5-4-2007: 24 shares
Reinvested Dividends 9-14-2007: 33 shares
-Now owns 1,608 shares
500 shares of Merck & Co. purchased 10-5-2004
1,000 shares Schering Plough, 500 shares purchased 10-4-2002 and 500 shares purchased 3-6-2003
1,000 shares Dynegy Inc. (Holding Co.) Class A purchased 12-10-2004, Now Dynegy Inc Del Class A
800 shares Safeway Inc. Com. New purchased 1-6-2005
500 shares Pfizer Inc. purchased 1-18-2005
500 shares HSBC Holdings PLC Spon ADR New purchased 3-28-2005, additional 500 shares purchased on 4-21-2005
-Now owns 1,000 shares

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,

David Lawrence
Financial Advisor

EXHIBIT B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): February 11, 2008

3M COMPANY

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

File No. 1-3285	41-0417775
(Commission File Number)	(IRS Employer Identification No.)

3M Center, St. Paul, Minnesota	55144-1000
(Address of Principal Executive Offices)	(Zip Code)

(651) 733-1110

(Registrant's Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

On February 11, 2008, the Board of Directors of 3M Company approved an amendment to paragraph 8 of the Company's amended and restated Bylaws to permit record holders of not less than 25% of the total 3M shares entitled to vote on the matter or matters to be brought before a special meeting to cause the meeting to be held. The amendment further provides that, if 3M Company's Board of Directors determines in good faith that the business specified in the stockholders' request will be included in an upcoming annual meeting of stockholders within 90 days after receipt of the request, the special meeting will not be held. Previously, the Company's stockholders were not empowered to cause a special meeting of stockholders to be held.

The amendment to the Bylaws is effective February 11, 2008. The amended and restated Bylaws of 3M Company reflecting this amendment are filed as Exhibit 3(ii) to this report

Item 9.01. Financial Statements and Exhibits

(c) Exhibits

Exhibit Number	Description
3(ii)	Amended and Restated Bylaws of 3M Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

3M COMPANY

By: /s/ Gregg M. Larson
Gregg M. Larson,
Deputy General Counsel and Secretary

Dated: February 11, 2008

EXHIBIT INDEX

Exhibit Number	Description
3(ii)	Amended and Restated Bylaws of 3M Company

Exhibit 3(ii)

3M COMPANY

AMENDED AND RESTATED BYLAWS

As Adopted February 11, 2008

SEAL

1. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization, and shall be in such form as may be approved from time to time by the Board of Directors. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

MEETINGS OF STOCKHOLDERS

2. All meetings of the stockholders shall be held at such date, time, and place either within or without the State of Delaware as may be designated by the Board of Directors from time to time in the notice of the meeting. An annual meeting shall be held for the election of directors, and any other proper business may be transacted thereat.

3. The holders of a majority of each class of stock issued and outstanding, and entitled to vote thereat, present in person, or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by law, by the Restated Certificate of Incorporation, or by these Bylaws. For purposes of the foregoing, two or more classes or series of stock shall be considered a single class if the holders thereof are entitled to vote together as a single class at the meeting. In the absence of a quorum the stockholders so present may, by majority vote, adjourn the meeting from time to time in the manner provided by Section 4 of these Bylaws until a quorum shall attend.

4. At any meeting of stockholders, annual or special, the Chairman of the meeting, or the holders of a majority of the voting power of the voting stock of the Corporation represented in person or by proxy at the meeting, may adjourn the meeting from time to time, to reconvene at the same or some other place, whether or not there is a quorum. Notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

5. At any meeting of the stockholders every stockholder having the right to vote shall be entitled to vote in person, or by proxy appointed by an instrument in writing subscribed by such stockholder and bearing a date not more than three (3) years prior to said meeting, unless said instrument provides for a longer period. Unless otherwise provided in the Restated Certificate of Incorporation or as otherwise determined by the Board of Directors pursuant to the powers conferred

by the Restated Certificate of Incorporation, each stockholder shall have one vote for each share of stock having voting power, registered in his or her name on the books of the Corporation.

6. Written notice of the annual meeting which shall state the place, date, and hour of the meeting shall be mailed to each stockholder entitled to vote thereat at such address as appears on the stock book of the Corporation, at least ten (10) days prior to the meeting. Any previously scheduled meeting of the stockholders may be postponed, and (unless the Restated Certificate of Incorporation otherwise provides) any special meeting of the stockholders holders may be canceled, by resolution of the Board of Directors upon public notice given prior to the date previously scheduled for such meeting of stockholders.

7. A complete list of the stockholders entitled to vote at each meeting of stockholders, arranged in alphabetical order, with the record address of each, and the number of voting shares held by each, shall be prepared by the Secretary and made available for examination by any stockholder either at a place within the city where the meeting is to be held, which place shall be so specified in the notice of the meeting, or, if not specified, at the place where the meeting is to be held, at least ten (10) days before every meeting, and shall at all times, during the usual hours for business, and during the whole time of said meeting, continue to be open to the examination of any stockholder, for any purpose germane to the meeting.

8. Special Meetings of the Stockholders

(a) *General.* A special meeting of the stockholders may be called at any time by the Board of Directors, or by any of the following persons with the concurrence of a majority of the Board of Directors: the Chairman of the Board of Directors, or the chief executive officer or the Secretary, but such special meetings may not be called by any other person or persons.

(b) *Stockholder Requested Special Meeting.*

(1) A special meeting of stockholders shall be called by the Board of Directors upon written request to the Secretary of one or more record holders of shares of stock of the Corporation representing in the aggregate not less than twenty-five percent (25%) of the total number of shares of stock entitled to vote on the matter or matters to be brought before the proposed special meeting. A request to the Secretary shall be signed by each stockholder, or a duly authorized agent of such stockholder, requesting the special meeting and shall set forth: (i) a brief description of each matter of business desired to be brought before the special meeting and the reasons for conducting such business at the special meeting, (ii) the name and address, as they appear on the Corporation's books, of each stockholder requesting the special meeting, (iii) the class and number of shares of the Corporation which are owned by each stockholder requesting the special meeting, including shares beneficially owned and shares held of record, (iv) any material interest of each stockholder in the business desired to be brought before the special meeting, and (v) any other information that is required to be set forth in a stockholder's notice required pursuant to Bylaw 10A.

(2) A special meeting requested by stockholders shall be held at such date, time and place within or without the state of Delaware as may be fixed by the Board of Directors; provided, however, that the date of any such special meeting shall be not more than ninety (90) days after the request to call the special meeting is received by the Secretary. Notwithstanding the foregoing, a special meeting requested by stockholders shall not be held if the Board of Directors has called or calls for an

annual meeting of stockholders to be held within ninety (90) days after the Secretary receives the request for the special meeting and the Board of Directors determines in good faith that the business of such annual meeting includes (among any other matters properly brought before the annual meeting) the business specified in the request. A stockholder may revoke a request for a special meeting at any time by written revocation delivered to the Secretary, and if, following such revocation, there are un-revoked requests from stockholders holding in the aggregate less than the requisite number of shares entitling the stockholders to request the calling of a special meeting, the Board of Directors, in its discretion, may cancel the special meeting.

(3) Business transacted at a special meeting requested by stockholders shall be limited to the purposes stated in the request for the special meeting; provided, however, that nothing herein shall prohibit the Board from submitting additional matters to stockholders at any such special meeting.

9. Written notice of a special meeting of stockholders, stating the time and place and object thereof, shall be mailed postage prepaid, at least ten (10) days before such meeting, to each stockholder entitled to vote thereat at such address as appears on the books of the Corporation.

10. The Board of Directors shall appoint three persons as inspectors of election, to serve for one year or until their successors are chosen. The inspectors shall act at meetings of stockholders on elections of Directors and on all other matters voted upon by ballot.

Any two of the inspectors in the absence of the third shall have power to act. If at the time of any meeting inspectors have not been appointed or if none, or only one, of the inspectors is present and willing to act, the Chairman of the Board shall appoint the required number of inspectors so that three inspectors shall be present and acting.

10A. Notice of Stockholder Business and Nominations.

(a) Annual Meetings of Stockholders.

(1) Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (i) pursuant to the Corporation's notice of meeting, (ii) by or at the direction of the Board of Directors or (iii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice provided for in this Bylaw, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Bylaw.

(2) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a)(1) of this Bylaw, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for stockholder action.

(3) To be timely, a stockholder's notice shall be delivered to or mailed and received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that

in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above.

(4) Such stockholder's notice shall set forth:

(i) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14a-11 thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected);

(ii) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and

(iii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (A) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner and (B) the class and number of shares of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner.

(5) Notwithstanding anything in paragraph (a)(3) of this Bylaw to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least 100 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to or mailed and received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting (A) by or at the direction of the Board of Directors or (B) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in this Bylaw, who shall be entitled to vote at the meeting, and who complies with the notice procedures set forth in this Bylaw. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder may nominate a person or persons (as the case may be), for election to such position(s) as are specified in the Corporation's notice of meeting, if the stockholder's notice required by paragraph (a) of this Bylaw shall be delivered to or mailed and received by the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of an adjournment of a special meeting commence a new time period for the giving of a stockholder's notice as described above.

(c) General.

(1) Only such persons who are nominated in accordance with the procedures set forth in this Bylaw shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Bylaw. The Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Bylaw and, if any proposed nomination or business is not in compliance with this Bylaw, to declare that such defective proposal or nomination shall be disregarded.

(2) For purposes of this Bylaw, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(3) Notwithstanding the foregoing, provisions of this Bylaw, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Bylaw. Nothing in this Bylaw shall be deemed to affect any rights (i) of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act or (ii) of the holders of any series of preferred stock to elect directors under specified circumstances.

DIRECTORS

11. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by law or in the Restated Certificate of Incorporation.

12. Except as otherwise fixed by or pursuant to the provisions of Article FOURTH of the Restated Certificate of Incorporation (as it may be duly amended from time to time) relating to the rights of the holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation to elect, by separate class vote, additional directors, the number of

directors of the Corporation shall be the number fixed from time to time by the affirmative vote of a majority of the total number of directors which the Corporation would have, prior to any increase or decrease, if there were no vacancies. Until otherwise fixed by the directors, the number of directors constituting the entire Board shall be 16. The persons receiving the votes of plurality in amount of holders of the shares of capital stock of the Corporation, considered as a single class, entitled to vote generally in the election of directors present at the meeting in person or by proxy shall be directors for the term prescribed by Article TENTH of the Restated Certificate of Incorporation or until their successors shall be elected and qualified.

13. Newly created directorships resulting from an increase in the number of directors of the Corporation and vacancies occurring in the Board of Directors resulting from death, resignation, retirement, removal, or any other reason shall be filled by the affirmative vote of a majority of the directors, although less than a quorum, then remaining in office and elected by the holders of the capital stock of the Corporation entitled to vote generally in the election of directors or, in the event that there is only one such director, by such sole remaining director. Any director elected in accordance with the preceding sentence shall hold office for the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been elected and qualified.

14. In addition to the powers and authorities by these Bylaws expressly conferred upon them, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Restated Certificate of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

COMMITTEES OF DIRECTORS

15. The Board of Directors may, by resolution or resolutions passed by a majority of the whole Board, designate an Executive Committee and one or more committees, each committee to consist of one (1) or more Directors of the Corporation, which, to the extent provided in said resolution or resolutions or in these Bylaws, or unless otherwise prescribed by statute, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation, and may have power to authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be stated in these Bylaws or as may be determined from time to time by resolution adopted by the Board.

16. The committees of the Board of Directors shall keep regular minutes of their proceedings and report the same to the Board when required. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any absent or disqualified member.

COMPENSATION OF DIRECTORS

17. The compensation of the Directors of the Corporation shall be fixed by resolution of the Board of Directors.

MEETINGS OF THE BOARD

18. Regular meetings of the Board of Directors may be held at such places within or without the State of Delaware and at such times as the Board may from time to time determine, and if so determined notice thereof need not be given.

19. Special meetings of the Board may be held at any time or place within or without the State of Delaware whenever called by the Chairman of the Board, if any, or by any two directors. Reasonable notice thereof shall be given by the person or persons calling the meeting.

20. Unless otherwise restricted by the Restated Certificate of Incorporation or these Bylaws, members of the Board of Directors, or any committee designated by the Board, may participate in a meeting of the Board or of such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Bylaw shall constitute presence in person at such meeting.

21. Meetings of the Board of Directors shall be presided over by the Chairman of the Board, if any, or in the absence of the Chairman of the Board, by a chairman chosen at the meeting. The Secretary, or in the absence of the Secretary an Assistant Secretary, shall act as secretary of the meeting, but in the absence of the Secretary and any Assistant Secretary, the chairman of the meeting may appoint any person to act as secretary of the meeting.

22. Unless otherwise restricted by the Restated Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or of such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

23. At all meetings of the Board of Directors, a majority of the Directors shall constitute a quorum for the transaction of business, and the vote of a majority of the Directors present at any meeting at which there is a quorum, shall be the act of the Board, except as may be otherwise specifically provided by statute or by the Restated Certificate of Incorporation or by these Bylaws. In case at any meeting of the Board a quorum shall not be present, the members of the Board present may adjourn the meeting from time to time until a quorum shall attend.

OFFICERS

24. The officers of the Corporation shall be elected by the Board of Directors at its annual meeting, or if the case requires, at any other regular or special meeting; and shall be a Chairman of the Board of Directors and a Secretary, and, if it so determines, one or more vice presidents, a Treasurer, one or more assistant secretaries, one or more assistant treasurers, and such other officers as the Board shall deem desirable. The same person may hold any two offices at the same time.

25. The Board of Directors may appoint such other officers and agents as it shall deem desirable with such further designations and titles as it considers desirable, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

26. The compensation of the officers of the Corporation shall be fixed by or under the direction of the Board of Directors.

27. Except as otherwise provided in the resolution of the Board of Directors electing any officer, each officer shall hold office until the first meeting of the Board after the annual meeting of stockholders next succeeding his or her election, and until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any officer may resign at any time upon written notice to the Board or to the Chairman or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein, no acceptance of such resignation shall be necessary to make it effective. The Board may remove any officer with or without cause at any time. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation, but the election of an officer shall not of itself create contractual rights. Any vacancy occurring in any office of the Corporation by death, resignation, removal, or otherwise may be filled for the unexpired portion of the term by the Board at any regular or special meeting.

28. The officers of the Corporation shall have such powers and duties in the management of the Corporation as shall be stated in these Bylaws or in a resolution of the Board of Directors which is not inconsistent with these Bylaws, and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board. The Board may require any officer, agent, or employee to give security for the faithful performance of his or her duties.

SHARES OF STOCK

29. The certificates of stock of the Corporation shall be in such form as is consistent with applicable law. The shares of stock of the Corporation shall be represented by certificates, or some or all of any or all classes or series of its stock shall be uncertificated shares. Every holder of stock in the Corporation, upon request, shall be entitled to have a certificate signed by, or in the name of the Corporation by, the Chairman of the Board, or a vice president, and the Treasurer or an assistant treasurer, or the Secretary or an assistant secretary, certifying the number of shares owned by the holder in the Corporation. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he or she were such officer, transfer agent, or registrar at the date of issue. Transfers of stock shall be made on the books of the Corporation only by the record holder of such stock, or by attorney lawfully constituted in writing, and, in case of stock represented by a certificate, upon surrender of the certificate.

LOST, STOLEN, OR DESTROYED STOCK CERTIFICATE

30. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen, or destroyed, and the Corporation may require the owner of the lost, stolen, or destroyed certificate, or such owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft, or destruction of any such certificate or the issuance of such new certificate.

FISCAL YEAR

31. The fiscal year shall begin on the first day of January in each year.

NOTICES

32. Whenever under the provisions of these Bylaws notice is required to be given to any Director, officer, or stockholder, it shall not be construed to mean personal notice, unless expressly so stated, but such notice may be given by any means or instrumentality reasonably designed for such purpose and permitted by law.

33. Whenever notice is required to be given by law or under any provision of the Restated Certificate of Incorporation or these Bylaws, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors, or members of a committee of directors need be specified in any written waiver of notice unless so required by the Restated Certificate of Incorporation or these Bylaws.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

34. The Corporation shall indemnify, to the full extent authorized or permitted by law, any person made or threatened to be made a party to any action, suit, or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that such person or such person's testator or intestate is or was a Director, officer, or employee of the Corporation or serves or served at the request of the Corporation any other enterprise as a Director, officer, or employee.

Expenses incurred by any such person in defending any such action, suit, or proceeding shall be paid or reimbursed by the Corporation promptly upon receipt by it of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation. The rights provided to any person by this Bylaw shall be enforceable against the Corporation by such person who shall be presumed to have relied upon it in serving or continuing to serve as a Director, officer, or employee. No amendment of this Bylaw shall impair the rights of any person arising at any time with respect to events occurring prior to such amendment.

For purposes of this Bylaw 34, the term "Corporation" shall include any predecessor of the Corporation and any constituent corporation (including any constituent of a constituent) absorbed by the Corporation in a consolidation or merger; the term "other enterprise" shall include any corporation, partnership, joint venture, trust, or employee benefit plan; service "at the request of the Corporation" shall include service as a Director, officer, or employee of the Corporation which imposes duties on, or involves services by, such Director, officer, or employee with respect to an employee benefit plan, its participants or beneficiaries; any excise taxes assessed on a person with respect to an employee benefit plan shall be deemed to be indemnifiable expenses; and action by a person with respect to an employee benefit plan which such person reasonably believes to be in the interest of the participants and beneficiaries of such plan shall be deemed to be action not opposed to the best interest of the Corporation.

35. The indemnification provided by these Bylaws shall not be deemed exclusive of any other rights to which those indemnified may be entitled by any Bylaw, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, officer, or employee and shall inure to the benefit of the heirs, executors, and administrators of such a person.

36. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of these Bylaws.

INTERESTED DIRECTORS

37. No contract or transaction between the Corporation and one or more of its Directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the Director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are know to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved, or ratified by the Board, a committee thereof, or the stockholders. Common or interested Directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes the contract or transaction.

FORM OF RECORDS

38. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or be in the form of, punch cards, magnetic tape, photographs, microphotographs, or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

AMENDMENTS

39. Subject to any limitations imposed by the Restated Certificate of Incorporation, the Board of Directors shall have power to adopt, amend, or repeal these Bylaws. Any Bylaws made by the directors under the powers conferred by the Restated Certificate of Incorporation may be amended or repealed by the directors or by the stockholders.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 12, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 3M Company (MMM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
Nick Rossi

Ladies and Gentlemen:

The company February 11, 2008 supplement has a loophole rendition of the rule 14a-8 proposal. The supplement, page 2, paragraph 3 speaks of a narrow circumstance applying to the loophole for the board to squelch a shareholder-called special meeting by claiming that the same business will be included in some however vague, unspecified manner in an upcoming annual meeting. Yet there is no discussion of how it could be a narrow circumstance in this paragraph. Instead the reader is immediately diverted to a list of burdens that a shareholder-called special meeting purportedly triggers and focuses on a claimed responsibility to avoid these burdens. After reading this paragraph there can be little doubt of the company's negative view of shareholder-called special meetings.

The company February 11, 2008 supplement also includes the further loophole: A provision for shareholders to revoke their request for a special meeting. This appears to open the door for relentless company lobbying of shareholders to revoke their request for a special meeting. The company can thus reverse a 25% shareholder call once the challenging 25%-threshold is met.

The following is the verbatim text from the Bylaw Amendment, which has been reformatted into additional paragraphs for clarity and bold is added:

(b) Stockholder Requested Special Meeting.

(1) A special meeting of stockholders shall be called by the Board of Directors upon written request to the Secretary of one or more record holders of shares of stock of the Corporation representing in the aggregate not less than twenty-five percent (25%) of the total number of shares of stock entitled to vote on the matter or matters to be brought before the proposed special meeting. A request to the Secretary shall be signed by each stockholder, or a duly authorized agent of such stockholder, requesting the special meeting and shall set forth: (i) a brief description of each matter of business desired to be brought before the special meeting and the reasons for conducting such business at the special meeting, (ii) the name and address, as they appear on the Corporation's books, of each stockholder requesting the special meeting, (iii) the class and number of shares

of the Corporation which are owned by each stockholder requesting the special meeting, including shares beneficially owned and shares held of record, (iv) any material interest of each stockholder in the business desired to be brought before the special meeting, and (v) any other information that is required to be set forth in a stockholder's notice required pursuant to Bylaw 10A.

(2) A special meeting requested by stockholders shall be held at such date, time and place within or without the state of Delaware as may be fixed by the Board of Directors; provided, however, that the date of any such special meeting shall be not more than ninety (90) days after the request to call the special meeting is received by the Secretary.

Notwithstanding the foregoing, **a special meeting requested by stockholders shall not be held if the Board of Directors has called or calls for an annual meeting of stockholders to be held within ninety (90) days after the Secretary receives the request for the special meeting and the Board of Directors determines in good faith that the business of such annual meeting includes (among any other matters properly brought before the annual meeting) the business specified in the request.**

A stockholder may revoke a request for a special meeting at any time by written revocation delivered to the Secretary, and if, following such revocation, there are un-revoked requests from stockholders holding in the aggregate less than the requisite number of shares entitling the stockholders to request the calling of a special meeting, the Board of Directors, in its discretion, may cancel the special meeting.

(3) Business transacted at a special meeting requested by stockholders shall be limited to the purposes stated in the request for the special meeting; provided, however, that nothing herein shall prohibit the Board from submitting additional matters to stockholders at any such special meeting.

This continues the January 9, 2008 shareholder response text:
Regarding the company January 8, 2008 no action request, the text of the Rule 14a-8 proposal states:

> RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of a reasonable percentage of our outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law. This proposal favors 10% of our outstanding common stock to call a special shareholder meeting.

This proposal considers 10% a reasonable percentage, yet the company claims that 25% is close enough to 10%.

This proposal does not call for any exceptions. Yet the company adds potentially crippling exceptions. This includes allowing the Board to use its supposedly good faith to claim the loophole that the same business will be included in some however vague manner in an upcoming annual meeting. No methodology is given for the board to make such a determination. Plus there is no guideline given on what would constitute the minimum level for such an item of business to be considered included in an upcoming annual meeting. Does this mean that it can be satisfied by the Chairman setting aside 3-minutes to answer questions on an issue?

Additionally, the board includes another loophole to avoid a special meeting by giving itself the unlimited power to lobby shareholders to revoke their request for a special meeting.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is **again requested** that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons, and the January 9, 2008 reasons, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi

Gregg M. Larson <gmlarson@mmm.com>
Corporate Secretary

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 27, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: 3M Company
Incoming letter dated January 8, 2008

The proposal asks the board to amend the bylaws and any other appropriate governing documents to give holders of a reasonable percentage of 3M's outstanding common stock the power to call a special shareholder meeting.

There appears to be some basis for your view that 3M may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if 3M omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Craig E. Slivka
Attorney-Adviser

END